Exhibit 99.1
PRESS RELEASE
SIFY Reports U.S. GAAP Results for the First Quarter ended 30th June 2006:
Sify Q1 Net Profits jump 200% to $ 1.36 Million
Revenues grow by 29.1% over same quarter last year
Chairman Mr. Raju Vegesna has been named as Managing Director & Chief Executive Officer. Mr.
Vegesna brings Silicon Valley experience to post.
Chennai, India, Tuesday, 18th July 2006: Sify Limited (Nasdaq National Market: SIFY), a leader in consumer Internet and Enterprise Services in India with global delivery capabilities, announced today its consolidated US GAAP results for the first quarter ended 30th June 2006, and further announced that Chairman of the Board Mr. Raju Vegesna has been named as Sify’s Managing Director & Chief Executive Officer, replacing Sify’s Managing Director and Chief Executive Officer, Mr. R. Ramaraj, who has resigned from those posts to pursue other interests and opportunities. Mr. Ramaraj is in discussions with Sify and Mr. Vegesna to ensure a smooth transition and has agreed to be available to work as a consultant.
Q1 2006-07 Performance Highlights:
•	Sify reported revenues of $ 28.74 million for the quarter ended 30th June 2006, 29.1% higher than the quarter ended 30th June 2005. The sequential growth in revenues over the previous quarter was 2.5%.
•	Sify’s cash profit, in Adjusted EBITDA terms, for the quarter was $4.03 million, an increase of $3.71 million compared to the same quarter last year. See below for a reconciliation of Adjusted EBITDA to Sify’s U.S. GAAP operating results.
•	Sify’s net profit for the quarter under U.S. GAAP was $ 1.36 million compared to a net loss of $2.14 million in the first quarter of the previous fiscal year. The company reported net profits of $0.46 million in the previous quarter.
•	Sify ended the quarter with a cash balance of $ 55.27 million after capital expenditures of $6.7 million and the acquisition of Globe Travels, USA, during the fourth quarter.
Mr. Raju Vegesna, Board Chairman and newly appointed MD&CEO, Sify Limited, said, “We are pleased to report a net profit of $ 1.36 million for the first quarter with revenues growing by 29.1% over the June quarter 2005 to $28.74 million. We were also able to build momentum for the year by growing our revenues for the first quarter over the previous quarter. We continue to gain recognition for our services in India and internationally, and lead the market across businesses. We are well poised to continue growing them with new initiatives, adequate cash reserves and our cutting edge IP expertise”.
Mr. Durgesh Mehta, Chief Financial Officer, Sify Limited, said, “During the last quarter we invested in a new Data Center in Bangalore to meet growing demand. We also completed the acquisition of Globe Travels, USA, to enhance revenue earning opportunities for our portals and the iWay Cyber Cafe chain. We intend to continue our growth trajectory by investing in such opportunities as well as in extending our Network Infrastructure and reach to service growing demand from both the Enterprise and Consumer segments”.
Summarized Results (In $ million,
all translated at $1 = Rs. 45.87)

			Quarter
Description	Quarter ended		ended	Year ended
	30-June		31-Mar	31-Mar

	2006	2005	2006	2006

Enterprise services	16.41	12.00	15.21	55.18
Access Media	10.15	9.01	10.49	39.55
Portals	1.44	0.73	1.23	3.90
Others	0.74	0.52	1.11	3.44

Sales revenue	28.74	22.26	28.03	102.07
Cost of Revenues	(15.16)	(12.69)	(14.60)	(55.26)
Selling, general and admin expenses	(11.06)	(9.69)	(11.32)	(42.55)
EBITDA share of affiliates	0.53	0.37	0.16	1.34
Other Expenses incl forex gain (loss)	0.97	0.07	0.29	0.68

Adjusted EBITDA (1)	4.03	0.32	2.57	6.27
Reconciliation items:
Depreciation & amortization	(3.22)	(2.68)	(2.69)	(10.39)
Below EBITDA share for Affiliates	(0.19)	(0.14)	(0.05)	(0.46)
Profit – business / assets sold	0.00	0.00	0.00	0.00
Net interest	0.74	0.36	0.62	1.32

Net income / (loss)	1.36	(2.14)	0.46	(3.26)

Adjusted EBITDA * / loss $ /ADR	0.09	0.01	0.06	0.17
Net Income / (loss) $/ ADR	0.03	(0.06)	0.01	(0.09)
(1)	Adjusted EBITDA represents net income (loss) before interest, income tax, depreciation and amortization, impairment of intangible assets, and results involving discontinued operations or non- operating assets. Please see “Non-GAAP Financial Information” below.
Note: the company reports the summarized results for every Quarter based on the exchange rates prevailing on the last day of the Quarter under review. The results presented above reflect results in Indian Rupees translated at $1= Rs 45.87. At the end of the last Quarter the rate at which the Rupee results were translated was $1= Rs 44.48
The results for the quarter were impacted by an increased charge of $ 0.62 million in ESOP accounting from intrinsic value method to fair value method, in compliance with SFAS 123 R.

Enterprise Services:
New Business wins: Key business wins in Network Services included VPN services for Bombay Dyeing, Fanuc, Globus, ICICI Webtrade, Mitsubishi, Park Hotels, Suzlon, Yesbank, and repeat orders from GE, Vishal Retail and others. We have also won a large order from an international alliance partner for VPN services for a large FMCG major in India.
New Level 4 Data Centre at Bangalore: The new Data Center in Bangalore has been set up in response to the rising demand for hosting of primary and disaster recovery Data Centers. This is Sify’s third Data Center in the country after Mumbai and Chennai. Pantaloon awarded Sify the contract to host and manage its Data Center operations, in addition to the Network and Security services that Sify provides to Pantaloon, further strengthening the relationship. Sify has also been commissioned to host the core banking application of Andhra Bank for the next five years.
SifyAssure: The second phase of the multi phase details risk assessment for a large carrier in the Middle East was concluded. Key wins included consulting engagement from FI Serv and Ismart and infrastructure implementation orders from HDFC Standard Life, HSBC, Mahindra and Pantaloon. The relationship with a Middle East Bank was strengthened with projects won on VOIP, Data Center and ISO, BS7799 consultancy.
Application Services: The Application Services team continued its thrust on Customized Web Application, Document Management System, Messaging and Online Testing. The key wins included development of customized web application for Transcontinental Eservice and Document Management contracts from Unitech and Aviva Life.
Safescrypt — The surge in the Digital Certificate business in India is expected to continue to grow rapidly due to the launch of the MCA21 initiative by the Ministry of Company Affairs that mandates the signing authorities of companies Chartered Accountants and Company secretaries, to digitally sign the documents. Engagements for secure application were received from ICICI Lombard, IFFCO, Kotak Bank, Kotak Life and Tata TeleServices.
Access Media:
iWay Cyber-Cafe Growth: The iWay chain grew to 3,400 cafes (of which 34 are owned by Sify and the rest franchised). The company is taking a number of steps to capitalize on the distribution reach of the iWays to diversify the revenue streams and these are expected to fructify in the next few quarters.
This includes a new initiative that offers Internet learning classes, for those who have never accessed the Internet, for a fee. This has been tested in Coimbatore and is being rolled out to other such non-metro centers. The other area of focus is in e-Ticketing, travel services and other eCommerce services through the iWays. Booking of railway tickets from iWays is already one of the fastest growing activities. Airline ticketing, hotel & holiday bookings etc will follow with the launch of such online services by Sify’s portal.
Intense competition from telcos created pressure on volumes and prices in the Internet telephony business, and this impacted the revenues. The division is expanding the Internet telephony business into the ITES sector and has signed up over 80 customers over the last few quarters.
Sify iWays Tie Up With Vijay TV: Sify iWays tied up with Vijay TV to enable auditions of Kalakka Povadhu Yaaru, the Tamil version of the Great Indian Laughter Show. Following the tie-up, aspiring contestants from all over Tamilnadu and Bangalore walked into Sify iWays to record their audition capsules for the show.
Online Games: A3 – the MMORPG game increased its registered user count to over 50,000 with continued promotion of online games through the Game Dromes and iWays. Sify is also working with a leading online game publication to create awareness of online games to grow the market in India.
Sify Broadband Growth: Subscribers to Sify’s high speed Internet access to homes grew to over 191,000 subscribers. Increased focus on the broadband business by Telcos has in turn resulted in decreased margins in this segment while also resulting in subscriber churn. The division is now working on increasing the range of services that can be offered to these subscribers like Internet telephony to increase average revenues per user. There are now around 1700 Cable TV Operator franchisees in 96 cities & towns across the country.
Portals:
Revenues grew approximately 17% on a sequential basis and 96% over the same quarter last year, driven by advertising, sponsorships and ecommerce. This includes revenues from the Globe Travels acquisition amounting to $ 0.13 million.
Acquisition of Globe Travels: Sify acquired Globe Travels, an Iowa based organization engaged in the business of online travel and travel related business in the US- India segment, in a deal that includes cash of $ 2.5 Million, stock options and performance pay outs. Online travel is the fastest growing and highest revenue generating category in the eCommerce space in India. Sify expects to leverage its large NRI audience on samachar.com, and the distribution reach of its iWays Cyber Cafe chain, to grow the online travel business through this acquisition on both the international and domestic fronts.
Highlights of the FIFA World Cup: Sifymax.com presented the highlights of the FIFA World Cup 2006 in English, Hindi, Kannada, Tamil, Telugu and Malayalam. Extensive World Cup coverage included the Maradona column, videos, highlights, features, picture galleries, contests, blogs and more, with content available in text, images and video. Message boards allowed users to discuss World Cup-based topics with other football fans
Coverage of the French Open and Wimbledon was offered to users with Sifymax being the Exclusive Broadband Partner for TWI/IG in India Special sections on each event featured highlights, interviews, round ups and behind the scenes footage. A live scorecard and golden moments of the 2005 tournament completed the experience for tennis fans.
Launch of www.Mumbailive.in: The city-centric broadband website for the city of Mumbai was launched, showcasing original Mumbai-centric video content created exclusively for an online audience. The videos will focus on city news and events, entertainment, celebrities, lifestyle, commerce and politics, anchored by Net Jockeys (NJs), a new concept successfully introduced in India by Sify. The broadband website also features live video feeds from the Siddhivinayak temple and other locations so that devotees can have a live darshan.
Users can also message greetings through Short Message Service (SMS) to their friends who are using the site that will scroll across the home page on a ticker. Information and news about Mumbai is available as it happens. Thousands of visitors logged on to watch the latest updates on the serial blasts that ripped through Mumbai.
Tie up with Ananda Bazaar Patrika: The division has partnered with the Kolkata based Ananda Bazaar Patrika (ABP) to power its online store- www.thetelegraphstore.com. Following this tie-up, the first of the ABP Group’s shopping portals, The Telegraph Store, went live on June 6, 2006. Besides a wide range of products from electronics to clothes, gifts and books on display, The Telegraph Store will also feature exciting bargain offers on select products under the “Offer of the Day” and “Price Surprise” sections.
Launch of broadband websites for film stars: Sifymax.com launched the first ever official broadband website www.reemasen.sifymax.com for popular Kollywood, Telugu and Bollywood actress, Reema Sen. Reema Sen has rapidly become a youth heartthrob and popular actress, and this platform will bring fans closer to their star. This is the first time that a film star is launching an official broadband website. More stars are expected to launch their sites on SifyMax with a number of them already initiated.
New advertisers: Sify signed on new advertisers including Clear Trip, GE Money, Malaysia Tourism, National Geographic, Thomson Learning, Smash Hits, SP Jain Center of Management, Thums Up, Travel Guru, Wallet 365, X-Box and Yahoo.
In conjunction with the earning release, Sify Limited will host a conference call at 9:00 am EDT hosted by Mr. Raju Vegesna, Chairman of the Board and newly appointed Managing Director and Chief Executive Officer, and Mr. Durgesh Mehta, Chief Financial Officer. Interested parties may participate in the conference call by dialing 877-407-8031 (U.S. or Canada) or 201-689-8031 (international). The conference call will simultaneously be broadcast live over the Internet at www.sifycorp.com or www.vcall.com. Please allow extra time prior to the call to visit the site and download the streaming media software required to listen to the Internet broadcast. The online archive of the Web cast will be available shortly after the conference call, or investors can listen to the replay by dialing 877-660-6853 or 201-612-7415 and entering account number 286 and conference ID number 206593. Please allow for some time post conference call to access the archive of the Web cast.
About Sify Limited:
Sify is among the largest Internet, network and e-Commerce services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 171 cities and towns in India. A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. A host of blue chip customers use Sify’s corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber café chain across 154 cities and towns. The company’s network services, Data Center operations and customer relationship management are accredited ISO 9001:2000.
For more information about Sify, visit www.sifycorp.com.
Non-GAAP Financial Information
Our presentation of financial information above includes a presentation of Adjusted EBITDA. Adjusted EBITDA is neither an Indian GAAP measure nor a U.S. GAAP measure and should not be considered in isolation or as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. Our presentation above also includes a reconciliation of Adjusted EBITDA to net income/(loss), which we believe to be the most comparable financial measure under U.S. GAAP. Adjusted EBITDA is presented because it is a basis upon which our management assesses our financial performance and because we believe some investors find it to be a useful tool for measuring a company’s financial performance and ability to fund operating obligations and capital expenditures. Investors evaluating our financial performance or analyzing our discounted cash flows based on Adjusted EBITDA should consider financing activities and non-recurring charges that are not included in the calculation. While EBITDA or derivations thereof are frequently reported by many companies as a supplemental measure of operations, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.
Forward Looking Statements:
All statements included or incorporated by reference in this release, other than statements or characterizations of historical fact, are forward- looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “potential,” “continue,” similar expressions, and variations or negatives of these words. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof, and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict.
Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Sify undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 20-F for the year ended March 31, 2006 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov. We undertake no obligation to revise or update publicly any forward-looking statement for any reason.
For further information please contact:

Mr. David Appasamy	Truc Nguyen
Investor Relations	Investor Relations
Sify Limited	The Global Consulting Group
91-44-2254 0770 Ext. 2013	646-284-9418
Email: david_appasamy@sifycorp.com	Email: tnguyen@hfgcg.com